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                               June 22, 2020

       Amed Hazel
       Manager
       LB 1 LLC
       818 Natchez Valley Trace
       Grayson, GA 30017

                                                        Re: LB 1 LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 15, 2020
                                                            File No. 024-11147

       Dear Mr. Hazel:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May
29. 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed June 15, 2020

       General

   1. We note your revised disclosure on page 6 that the notes pay quarterly interest.
                                                        Additionally we note
the five percent penalty if a note holder requests early repayment. It appears that your
secured promissory note states that interest is due and will be paid in full on maturity and does
not reference a five percent penalty for prepayments. Please reconcile your
disclosure on page 6 with your secured promissory note. In this regard, please add a risk
factor that discusses the five percent penalty if a note holder requests early repayment.
 Amed Hazel
LB 1 LLC
June 22, 2020
Page 2
2. We note the disclosure on page 23 that because of your reputation as a company that has the "ability to close (complete deals)" many local institutions seek Amed and Rochelle when looking to liquidate assets for cash. It appears that your sponsors have previous experience with other programs that have invested primarily in real estate. Please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable.
         Please refer to Release No. 33-6900 (June 17, 1991) and Item 7(c) of
Part II of Form 1-A,
         and CF Disclosure Guidance Topic No. 6.
3. We note your response to comment 1 and that you will not change interest rates. Please revise the cover page to include the table of interest rates based on the investment amount and duration.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAmed Hazel                                  Sincerely,
Comapany NameLB 1 LLC
                                                              Division of
Corporation Finance
June 22, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName